Exhibit 99.1

Obsidian Energy Announces Date of Second Quarter 2019 Financial and Operational Results

CALGARY, Aug. 6, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces reporting date of its second quarter 2019 financial and operational results.

Obsidian Energy expects to release its second quarter 2019 financial and operational results before North American markets open on Wednesday, August 14, 2019. In addition, the second quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on the same date.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com